Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at October 31, 2019.

As at October 31, 2019
(in millions of Canadian dollars)
Subordinated Debt	6,995

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	5,348
Common Shares	12,971
Contributed Surplus	303
Retained Earnings	28,725
Accumulated Other Comprehensive Income	3,729

Total Shareholders’ Equity	51,076

Total Capitalization	58,071

Notes:

(1)

Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 35, 36, 38, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2019.

(2)

The Other Equity Instruments described under Shareholders’ Equity consist of Additional Tier 1 Capital Notes. Please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2019.